(212) 701-3412
July 19, 2007

Re:	Validus Holdings, Ltd. Registration Statement on Form S-1 (File No. 333-139989)
Ladies and Gentlemen:
     On behalf of Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 6 to the registration statement on Form S-1 (File No. 333-139989) (“Amendment No. 6”). The registration statement was initially filed on January 16, 2007 (such initial filing, together with Amendment No. 1, filed on March 9, 2007, Amendment No. 2, filed on March 9, 2007, Amendment No. 3, filed on April 10, 2007, Amendment No. 4, filed on July 5, 2007, Amendment No. 5, filed on July 12, 2007 and Amendment No. 6 being herein referred to as the “Registration Statement”). Our current plan is to “price” on July 24, 2007, and we therefore anticipate that we will be requesting acceleration of the effectiveness of the registration statement a few days prior to that date.
     In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in Jeffrey P. Riedler’s letter dated July 16, 2007 to the Company. To facilitate your review of Amendment No. 6, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 6.
     To expedite your review, we have enclosed with the by-hand copy of this letter five copies of Amendment No. 6, marked against Amendment No. 4 to the Registration Statement (as Amendment No. 5 was an “exhibit only” filing, we expect that a mark against Amendment No. 4 will be more useful).

FORM S-1
Use of Proceeds, page 37
1.	You currently state specific uses for $191.9 million of the $311.3 million estimated proceeds.
•	Please state the approximate amount of proceeds from this offering that you plan to contribute to Validus Re.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Use of Proceeds.”

•	We note you plan to use some proceeds for “general corporate purposes,” including a $3 million payment to Aquiline. Please specify any other uses currently described as “general corporate purposes,” and state an approximate dollar amount for each. See Item 504 of Regulation S-K.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Use of Proceeds.”
Relationships with Our founder and Sponsoring Investors and their Related Parties, page 143.
2.	We note that among the revisions pursuant to comment 3, you state that Goldman Sachs and Merrill Lynch received “customary fees” for their services in connection with the Talbot acquisition. Pease state the amount of these fees. see Item 404(a)(4) of Regulation S-K.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Certain Relationships and Related Party Transactions — Relationships with Our Founding and Sponsoring Investors and their Related Parties.”
* * * * *

     By copy of this letter we are providing courtesy copies of this letter and Amendment No. 6 to the following members of the Staff: James Peklenk, James Atkinson and Greg Belliston.
     Comments or questions regarding any matters with respect to Amendment No. 6 may be directed to me at (212) 701-3412.
Sincerely,

Michael A. Becker
Enclosures

cc:	James Peklenk
James Atkinson
Greg Belliston
     Securities and Exchange Commission

Edward J. Noonan
Jeff Consolino
     Validus Holdings, Ltd.

Gary I. Horowitz
     Simpson Thacher & Bartlett LLP

Caroline J. Foulger
Arthur Wightman
PricewaterhouseCoopers
VIA EDGAR TRANSMISSION AND BY HAND
Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405